Mail Stop 4720

March 2, 2010

Larry A. Frakes
President and Chief Executive Officer
United America Indemnity, Ltd.
Walker House, 87 Mary Street
KYI – 9002
George Town, Grand Cayman
Cayman Islands

>   **Re: United America Indemnity, Ltd.**
>   **Form 10-K for the year ended 12/31/2008**
>   **Filed March 10, 2009**
>   **Response filed February 19, 2010**
>   **File No. 000-50511**

Dear Mr. Frakes:

We have reviewed your filing and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Base Salary, page 150

1. We note your response only directs The Staff to the disclosure in your Form 10-K filing that was the source of our initial comment. Your summary compensation table indicates that for the fiscal year ended December 31, 2008 Messrs. March and McGeehan received salary increases of 9% and 3.6%, respectively. Based on his pro-rated salary from the prior year, when he assumed the CEO position, Mr. Frakes' salary increase in 2008 appears to be approximately 20%.

You disclose on page 152 that, "the Compensation Committee approved increases in base salary…based on an increase in the cost of living." Additionally, you state on page 150 that, "[i]ndividual salaries…are also based upon an evaluation of other factors such as individual past performance, potential with us, level and scope of responsibility, and internal equity." Please provide draft disclosure as you expect it to appear in your next filing that specifically discusses how these factors you have identified in 2009 were evaluated and assessed for purposes of determining salary.

Long-Term Incentives, page 150

2. Please note that our prior comment 4 asked that you provide *prospective* draft disclosure as you expect it to appear in your next filing, but it appears that you provided *retrospective* disclosure regarding the fiscal year ended December 31, 2008.

   Please provide draft disclosure as you expect it to appear in your next filing for the fiscal year ended December 31, 2009. Further, in the event there is a range used for the return on equity target, and/or there is a range set for a named executive officer's bonus amount, please disclose how the extent of achievement factored into the bonuses that you have now determined to award.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Simone Bono
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017
        Fax: (212) 455-2502